Exhibit 99.1

Ecopetrol Announces Its Results for the

Second Quarter of 2014

•	Financial results show the positive effect of international crude prices that partially offset the strong impact of the difficult operational environment on production and sales

•	Significant progress in the international exploration strategy: One discovery in the Gulf of Mexico (U.S.) and acquisition of a 10% stake in two blocks in Angola.

•	Changes in organizational structure: new regional model and creation of the General Operations Directorate.

BOGOTA, July 31 of 2014. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the second quarter of 2014. The financial results were prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2013 figures have been reclassified to be comparable to those of 2014.

Summary of Ecopetrol S.A.’s financial results

Unconsolidated
(COP$ Billion)	2Q 2014*	1Q 2014*	Var. %	2Q 2013*	Var. % **	1H 2014*	1H 2013*	Var. %
Total sales	14,976.6	15,741.7	(4.9)%	15,322.7	(2.3)%	30,718.3	30,094.6	2.1%
Operating profit	4,161.0	4,552.6	(8.6)%	4,907.1	(15.2)%	8,713.6	10,052.5	(13.3)%
Net Income	2,847.8	3,225.9	(11.7)%	3,253.8	(12.5)%	6,073.6	6,749.6	(10.0)%
Earnings per share (COP$)	69.26	78.46	(11.7)%	79.14	(12.5)%	147.72	164.15	(10.0)%
EBITDA	6,770.5	7,704.6	(12.1)%	7,302.1	(7.3)%	14,475.1	15,048.0	(3.8)%
EBITDA Margin	45%	49%		48%		47%	50%

Consolidated
(COP$ Billion)	2Q 2014*	1Q 2014*	Var. %	2Q 2013*	Var. % **	1H 2014*	1H 2013*	Var. %
Total sales	17,749.3	18,262.0	(2.8)%	17,595.6	0.9%	36,011.2	34,341.3	4.9%
Operating profit	4,921.1	5,882.8	(16.3)%	5,927.2	(17.0)%	10,803.9	11,481.1	(5.9)%
Net Income	2,787.5	3,287.4	(15.2)%	3,407.5	(18.2)%	6,074.9	6,819.2	(10.9)%
Earnings per share (COP$)
EBITDA	6,681.6	7,793.0	(14.3)%	7,516.1	(11.1)%	14,474.6	15,112.6	(4.2)%
EBITDA Margin	38%	43%		43%		40%	44%

* Not audited

** Between 2Q 2014 and 2Q 2013

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

“The results of the second quarter of 2014 show the positive effect of international crude prices that offset the strong impact of the difficult operational environment (29 attacks to the transport infrastructure during the quarter and 64 in the first semester of the year) on production and sales.

Even though we produced an average of 714 thousand barrels in June (Ecopetrol S.A. not including affiliates and subsidiaries), mainly due to normality in the operation, the results of April and May were hit by the forced shutdown of the Caño Limón - Coveñas pipeline during 40 days between March 25 and June 3, as well as the shutdown of the Transandino pipeline since June 10, and repeated communities’ blockades of production fields.

During the quarter, net income reached COP$2.85 trillion, 11.7% less than that of the first quarter of the year. EBITDA was COP$6.77 trillion, with a margin of 45% and a decrease of 12.1% compared to the previous quarter.

In this quarter, it is very important to highlight the progress of our international exploration strategy with the discovery in the Rydberg well on the U.S. Gulf of Mexico coast, and the acquisition of a 10% stake in blocks 38/11 and 39/11 in Angola. Subsidiaries keep delivering positive financial results, where transport subsidiaries stand out. Finally, 9 plants of the new Cartagena refinery had their mechanical completion and the overall progress of the project stands at 92%.

Regarding the operation, two very important milestones were reached and became effective on July 1. The first is the change in the organizational structure with the creation of the General Operations Directorate and to which the vice presidents of exploration, production and development, transportation and downstream report directly. This new structure will improve the coordination among the business areas. The second milestone is the Regional model under which the operation is grouped into four major regions: 1) Caribbean coast and Pacific coast, 2) Central, 3) Orinoquía and 4) Southern. Each will have with its own regional vice-presidency, which will help provide greater agility in decision making.

With respect to production, the progress of secondary recovery pilot projects in the Magdalena valley and the 7% growth in the production of companies in which Ecopetrol has a share interest stand out.

In relation to financial results, I highlight the offering of international bonds for US$2 billion with a 31-year term and a favorable yield, and S&P left unchanged our BBB/Stable rating in foreign currency. Both events show the confidence of capital markets and financial strength of our company.

Finally, this quarter was challenging for results and the operation, but with important progress in the strategy that allows us to be optimistic about the future of the company."

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Ecopetrol presents its results for the second quarter of 2014

Table of Contents

I.	Unconsolidated Financial Results	4

a.	Availability of Crude, Natural Gas and Refined Products	4

b.	Sales Volumes	5

c.	Crude, Refined Product and Natural Gas Prices	6

d.	Financial Results	7

e.	Cash Flow	9

f.	Balance Sheet	10

g.	Risk rating	11

h.	Financing	11

II.	Consolidated Financial Results	12

b.	Segment results	12

III.	Operating Results	15

a.	Investment plan	15

b.	Exploration	15

c.	Production	17

d.	Transportation	19

e.	Refining	20

IV.	Organizational Consolidation and Corporate Governance	22

a.	Organizational consolidation	22

b.	Corporate Responsibility	22

V.	Conference Calls	23

VI.	Additional Exhibits	24

VII.	Exhibits of Subsidiary Results and Shareholder Interest	30

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I.	Unconsolidated Financial Results

a.	Availability of Crude, Natural Gas and Refined Products

The availability of Ecopetrol S.A. crude, natural gas and refined products is summarized by the following:

Ecopetrol S.A. (unconsolidated) *

1) Crude Oil (mbod)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
(+) Net Production **	482.3	517.8	(6.9)%	493.5	522.2	(5.5)%
(+) Purchases ***	174.8	188.3	(7.2)%	177.4	192.2	(7.7)%
(+) Diluent ****	60.7	64.7	(6.2)%	69.6	64.8	7.4%
Total	717.8	770.8	(6.9)%	740.5	779.2	(5.0)%

2) Natural Gas (mboed)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
(+) Net Production **	102.0	104.1	(2.0)%	104.7	103.7	1.0%
(+) Royalties Paid	22.6	0.0	N.D.	23.1	0.0	N.D.
(+) Purchases ***	2.5	9.5	(73.7)%	2.4	10.2	(76.5)%
Total	127.1	113.6	11.9%	130.2	113.9	14.3%

3) Products (mbd)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
(+) Production*****	230.9	216.8	6.5%	232.9	214.8	8.4%
(+) Local Purchase	3.8	5.9	(35.6)%	4.0	6.2	(35.5)%
(+) Imports	65.5	51.8	26.4%	61.6	53.5	15.1%
Total	300.2	274.5	9.4%	298.5	274.5	8.7%

* Does not include variation in inventories

** Does not include royalties

*** Includes royalties purchased from the ANH, royalties from EC and local purchases from third parties

**** Includes refined products used as diluent

***** Does not include diluent production

The main results of the second quarter of 2014 were:

•	Lower crude production (-35.5 mbod)[1]

•	Lower purchases of crude oil (-13.5 mbod): mainly due to the decreased royalty purchases driven by lower production in Colombia.

•	Lower purchases of gas (-7.0 mboed): principally because of the decline in royalty purchases in accordance with Resolution No. 877 of 2013, which establishes the cash collection of royalties and compensation due to the development of gas fields.

•	Decreased local purchases of refined products (-2.1 mbod): less availability of Reficar S.A. jet fuel as a result of the scheduled shut down of the Cartagena refinery starting in March.

•	Increased imports (+13.7 mbod) of Diesel and Gasoline due to increase in demand

1 During the second quarter 2014, total production by Ecopetrol and its affiliates and subsidiaries fell by 5.7% compared to the same period of 2013, as a consequence of: 1) attacks on transport infrastructure and unscheduled stoppages, 2) operational problems associated with blockages from communities, 3) delays in the development of facilities in key projects and 4) scheduled maintenance.

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b.	Sales Volumes

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (mboed)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Crude Oil	45.4	36.2	25.4%	50.7	29.6	71.3%
Natural Gas	83.3	64.1	30.0%	81.8	62.0	31.9%
Gasoline	74.4	66.4	12.0%	72.9	68.5	6.4%
Medium Distillates	118.2	117.1	0.9%	118.6	114.2	3.9%
LPG and propane	14.3	14.4	(0.7)%	14.7	14.3	2.8%
Fuel oil	2.9	1.7	70.6%	3.1	1.8	72.2%
Industrial and Petrochemical	14.7	13.2	11.4%	15.4	12.5	23.2%
Total Local Sales	353.2	313.1	12.8%	357.2	302.9	17.9%

Export sales volume (mboed)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Crude Oil	447.0	481.0	(7.1)%	447.8	457.0	(2.0)%
Products	64.1	60.4	6.1%	61.1	58.4	4.6%
Natural Gas	6.6	25.5	(74.1)%	13.1	23.5	(44.3)%
Total Export Sales	517.7	566.9	(8.7)%	522.0	538.9	(3.1)%

Sales to free trade zone (mboed)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Crude Oil	0.0	69.4	(100.0)%	18.9	72.7	(74.0)%
Products	2.9	1.0	190.0%	2.8	2.0	40.0%
Natural Gas	9.4	2.7	248.1%	7.4	2.9	155.2%
Total sales to free trade zone	12.3	73.1	(83.2)%	29.1	77.6	(62.5)%

Total sales volume	883.2	953.1	(7.3)%	908.3	919.4	(1.2)%

b.1) Market in Colombia: Sales to the Colombian market comprised 41% of total sales in the second quarter of 2014 (40% excluding sales to free trade zones):

The increase of 12.8% in local sales volumes in the second quarter 2014 is explained mainly by:

•	Natural Gas (+19.2 mboed): 1) higher sales to the industrial sector owing to the increased amount of gas owned by Ecopetrol due to the expiration of the ANH trading contract, and 2) higher thermal demand.

•	Crude (+9.2 mbod): increase in sales to affiliates Hocol and Equión, thus making use of transportation synergies.

•	Gasoline (+8.0 mbod): higher demand as a result of: 1) economic growth, 2) increase in client inventories, and 3) restrictions on fuel imports from Venezuela.

•	Industrial and Petrochemical products (+1.5 mboed): higher asphalt sales.

b.2) International market: Sales to the international market comprised 59% of total sales in the second quarter of 2014 (60% including sales to free trade zones):

The 8.7% decline in volume exported by Ecopetrol in the second quarter of 2014 can be explained primarily by the following:

•	Crude (-34.0 mbod): lower production.

•	Natural Gas (-18.9 mboed): 1) decline in the Guajira field’s production, 2) attacks on the Caño Limón-Coveñas pipeline resulting in the shutdown of the Gibraltar field, and 3) implementation of Scheduled Rationing Resolution 456 of 2014, which restricts exports and prioritizes national demand.

In addition, sales volumes to free trade zones fell by 83.2%, owing mainly to the following:

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•	Crude (-69.4 mbod): as a result of a general scheduled shutdown since March of 2014 of the Cartagena refinery to ensure the new refinery’s mechanical completion.

Export highlights include the Asian markets as the main destination of crude exports and Europe’s increased participation because of a greater demand of medium crudes.

As regards products, the Central American and Caribbean market’s share was still the highest while the Asian market declined as other fuel oil markets emerged, such as the Gulf Coast and Eastern Coast of the United States, as a result of the greater dynamism of the maritime transport sector.

Export destinations - Crudes
Destination	2Q 2014	2Q 2013	1H 2014	1H 2013
Asia	42.7%	34.1%	43.5%	34.1%
U.S. Gulf Coast	24.5%	44.0%	25.0%	42.9%
Europe	17.0%	6.7%	15.7%	7.2%
U.S. West Coast	5.7%	10.4%	8.5%	8.8%
Central America / Caribbean	8.0%	1.7%	5.2%	2.6%
South America	2.1%	1.9%	2.1%	3.2%
U.S. East Coast	0.0%	1.2%	0.0%	1.2%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	2Q 2014	2Q 2013	1H 2014	1H 2013
Central America / Caribbean	49.1%	31.3%	43.2%	34.8%
Asia	29.3%	54.5%	27.2%	50.0%
U.S. East Coast	15.1%	14.2%	14.4%	15.2%
U.S. Gulf Coast	6.5%	0.0%	8.5%	0.0%
U.S. West Coast	0.0%	0.0%	6.7%	0.0%
	100.0%	100.0%	100.0%	100.0%

c.	Crude, Refined Product and Natural Gas Prices

Prices of crude references (Average, US$/Bl)	2Q 2014	2Q 2013	∆ (%)	∆ ($)	1H 2014	1H 2013	∆ (%)	∆ ($)
Brent	109.8	103.3	6.3%	6.5	108.8	107.9	0.8%	0.9
MAYA	95.8	97.7	(1.9)%	(1.9)	92.5	100.2	(7.7)%	(7.7)
WTI	103.0	94.2	9.3%	8.8	100.7	94.3	6.8%	6.4

Sales price (US$/Bl)	2Q 2014	2Q 2013	∆ (%)	Sales Volume (mboed) 2Q 2014	1H 2014	1H 2013	∆ (%)	Sales Volume (mboed) 1H 2014
Crude oil basket	99.0	94.2	5.1%	492.4	96.7	98.1	(1.4)%	517.4
Products basket	109.7	105.1	4.4%	291.5	109.0	109.6	(0.5)%	288.6
Natural gas basket	24.5	27.6	(11.2)%	99.3	25.0	27.8	(10.1)%	102.3

Crudes:

Between the second quarter of this year and the same period of last year, the sale price of Ecopetrol´s crude basket increased by US$4.8 per barrel as a result of:

•	The higher international prices of heavy crudes owing to higher demand: 1) the increase in conversion capacity of India and China refineries, and 2) higher refining margins in the Gulf of Mexico (U.S.).

•	An increase in the prices of medium crude as a consequence of: 1) concerns about supply cuts due to the conflict Iraq, and 2) lower supply of crudes due to the shutdown of a platform in the U.S. Gulf coast because of a fire.

During the second quarter of the year, the crude oil export basket of Ecopetrol was indexed to Brent (62%) and Maya (38%).

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Products:

During the second quarter of 2014, the price of the product sales basket increased US$4.6 per barrel versus the same period for last year, owing to the recovery of international prices, especially for gasoline and distillates.

Natural gas:

During the second quarter of 2014, sale prices decreased by US$3.1 per barrel equivalent due to 1) lower sales prices of Cusiana-Cupiagua, and 2) and de-regulation of prices in the Guajira field.

d.	Financial Results

Unconsolidated Income Statement
(COP$ Billion)	2Q 2014*	2Q 2013*	∆ ($)	∆ (%)	1H 2014*	1H 2013*	∆ ($)	∆ (%)
Local Sales	5,637.4	4,756.7	880.7	18.5%	11,477.2	9,485.2	1,992.0	21.0%
Export Sales	8,756.9	8,955.1	(198.2)	(2.2)%	17,509.8	17,203.3	306.5	1.8%
Sales to free trade zone	103.3	1,211.5	(1,108.2)	(91.5)%	876.4	2,621.0	(1,744.6)	(66.6)%
Sales of services	479.0	399.4	79.6	19.9%	854.9	785.1	69.8	8.9%
Total Sales	14,976.6	15,322.7	(346.2)	(2.3)%	30,718.3	30,094.6	623.7	2.1%
Variable Costs	7,874.7	7,613.6	261.1	3.4%	15,934.8	14,394.8	1,540.0	10.7%
Fixed Costs	2,049.9	2,033.5	16.4	0.8%	3,935.8	3,764.5	171.3	4.6%
Cost of Sales	9,924.6	9,647.1	277.5	2.9%	19,870.6	18,159.3	1,711.3	9.4%
Gross profit	5,052.0	5,675.6	(623.7)	(11.0)%	10,847.7	11,935.3	(1,087.6)	(9.1)%
Operating Expenses	891.0	768.5	122.5	15.9%	2,134.1	1,882.8	251.3	13.3%
Operating Profit	4,161.0	4,907.1	(746.2)	(15.2)%	8,713.6	10,052.5	(1,338.9)	(13.3)%
Non Operating Profit/Loss	185.6	224.6	(39.0)	(17.4)%	556.6	375.8	180.8	48.1%
Income tax	1,498.8	1,877.9	(379.1)	(20.2)%	3,196.6	3,678.7	(482.1)	(13.1)%
Net Income	2,847.8	3,253.8	(406.1)	(12.5)%	6,073.6	6,749.6	(676.0)	(10.0)%

Earnings per share (COP$)	69.26	79.14	(9.88)	(12.5)%	147.72	164.15	(16.43)	(10.0)%
EBITDA	6,770.5	7,302.1	(531.60)	(7.3)%	14,475.1	15,048.0	(572.90)	(3.8)%
EBITDA Margin	45%	48%			47%	50%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

The following is an explanation of the main variations in results of the second quarter 2014 compared to those of the same period in 2013:

Total sales in the second quarter 2014 dropped 2.3% (-COP$346.2 billion) mainly because of the 7.3% reduction in volumes sold, and was the combined result of:

•	Lower sales volume (-70.0 mboed): -COP$1,341 billion.

•	Increase in the price of the average sales basket of US$3.3 per barrel: +COP$746 billion.

•	Devaluation of the COP$/USD exchange rate: +COP$244 billion.

Cost of sales in second quarter 2014 rose 2.9% driven by:

•	Variable costs: increase of 3.4% (+COP$261 billion), as a result mainly of:

a)	Increases in:

o	Crude, gas and product purchases, and imports (+COP$566 billion), the net result of:

▪	Higher average purchase price (+US$10.5 per barrel) due to rising international benchmark prices: +COP$357 billion

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▪	A 7.6% devaluation in the average COP/USD exchange rate: +COP$140 billion

▪	Purchases, mainly higher imports of diesel, naphtha and gasoline (+14.5 mbd): +COP$68 billion.

o	Hydrocarbon transport costs (+COP$140 billion) due to: 1) payment of Bicentenario pipeline shipping fee starting November of 2013, 2) payment of the dilution service for the transportation of crude from the Rubiales pumping station, provided by ODL starting July of 2013.

b)	Decreases in:

o	Use of inventories due to lower sales, generating a lower cost of sales of -COP$494 billion.

•	Fixed costs: increase of 0.8% (+COP$16 billion) as a result mainly of the following:

a)	Increases in:

o	Oil pipeline and well maintenance: +COP$42 billion.

o	Labor costs because of an increase in staffing, coupled with increases in retention policies: +COP$37 billion.

o	Partnership Contracted Services: +COP$19 billion.

b)	Reductions in:

o	Non-deductible VAT: -COP$21 billion.

o	Lower costs of non-capitalized projects: -COP$82 billion.

Operating expenditures rose by COP$122.5 billion (+15.9%), owing mainly to:

•	Exploratory expenditures: +COP$91 billion.

•	Dock services: +COP$52 billion.

•	Customs operation: +COP$33 billion.

•	Other factors, mainly services and projects: +COP$21 billion.

•	Lower provisions: -COP$74 billion.

The operating margin of the second quarter was 28% versus 32% in the same period of 2013.

The non-operating result registered a drop in earnings of -COP$39 billion, as the net result of:

•	Lower affiliated company profits: -COP$146 billion. According to the equity method, COP$133 billion in income was recorded in second quarter 2014 compared to COP$280 billion in second quarter of 2013. This decline was the result of:

o	Exploration and Production (-COP$88 billion): 1) Ecopetrol America Inc., which reported two dry wells during the period (Logan 1 and Deep Nansen) and lower profit of Equion, -COP$46 billion, partially offset by 2) Higher profit by Hocol of +COP$75 billion, higher results of OIG of COP$22 billion, and lower losses of Ecopetrol Oleo e Gas do Brasil of COP$113 billion.

o	Refining, petrochemicals and biofuels (-COP$64 billion): Mainly the higher losses of 1) Reficar (-COP$40 billion) from the lower sales due to the plant shutdown and higher depreciations; and, 2) Bioenergy (-COP$27 billion), principally from sugar cane loss and other costs.

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Equity Method: Net income per segment
(COP$ billion)
	2Q 2014	2Q 2103	1H 2014	1H 2013
Exploration and Production	(144.0)	(56.0)	(21.0)	(7.0)
Refining	(112.0)	(47.0)	(223.0)	(175.0)
Transportation	348.0	353.0	942.0	569.0
Corporate	41.0	31.0	59.0	46.0
Total	133.0	281.0	757.0	433.0

•	Positive exchange rate difference resulting from the year to date revaluation of the COP/USD (mark to market of net dollar balance): +COP$289 billion.

•	Lower expenditures on retiree health and education: +COP$19 billion

•	Higher portfolio mark to market: +COP$14 billion.

•	Lower income from the sale of property and equipment: -COP$155 billion (in the second quarter of 2013 the fields Difícil, Guarimena and Entrerríos were divested).

•	Higher interest expenses from debt raised in 2013 and 2014: -COP$65 billion

The 20% reduction (-COP$379 billion) in the income tax expenditure was mainly driven by the lower earnings.

Net income amounted to COP$2,848 billion decreasing 12%. Net margin was 19% vs 21%. EBITDA fell 7%, and EBITDA margin was 45%, compared to 48% in the second quarter of last year.

e.	Cash Flow

COP$ Billion*	2Q 2014	2Q 2013	1H 2014	1H 2013
Initial Cash	5,338.9	8,588.6	5,105.4	10,693.1
Cash generated from operations (+)	15,236.9	15,975.1	30,697.9	30,774.5
Cash used in operations (-)	(12,939.0)	(15,081.8)	(24,335.3)	(25,366.6)
Capex (-)	(2,788.3)	(3,147.5)	(5,893.1)	(6,128.4)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(1,230.3)	(2,956.9)	(2,540.1)	(6,872.3)
Equity offering (+)	-	-	-	-
New debt (+)	3,919.4	284.9	4,004.0	284.9
Other inflows (+/-)	362.9	554.4	861.7	831.6
Final Cash	7,900.5	4,216.8	7,900.5	4,216.8

Note: the exchange difference was included in the line “Other inflows”

*For reporting purposes, the balances in US$ are converted to COP$ monthly using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter

** The Capex figures differ from those in the exhibit “Invest Plan” (pg. 15) and in the Cash Flow Statement (pg.28) because they are estimated based on outflows as reported in the company´s bank statements, and do not consider accounting accruals. Opex outflows are included in “Cash used in operations”.

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f.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	June 30, 2014	March 31, 2014	∆ $	∆ (%)
Current Assets	22,646.1	22,967.4	(321.3)	(1.4)%
Long Term Assets	94,897.8	92,689.5	2,208.3	2.4%
Total Assets	117,543.9	115,656.9	1,887.0	1.6%
Current Liabilities	22,660.8	27,236.2	(4,575.4)	(16.8)%
Long Term Liabilities	27,502.6	23,952.1	3,550.5	14.8%
Total Liabilities	50,163.4	51,188.3	(1,024.9)	(2.0)%
Equity	67,380.5	64,468.6	2,911.9	4.5%
Total Liabilities and Equity	117,543.9	115,656.9	1,887.0	1.6%

Debit Memorandum accounts	149,866.1	137,518.3
Credit Memorandum accounts	100,909.6	98,985.3

Some March figures were reclassified for the sake of comparison with June figures

In the second quarter of 2014, assets increased by +COP$1,887.0 billion because of:

a) A decrease in current assets of -COP$321.3 billion caused by:

o	Decrease in advances, prepayments and deposits in the amount of -COP$2,179 billion, mainly after 1) applying the prepayment of income tax corresponding to the second and third installments in April and June, respectively, for -COP$2,913 billion, offset in part by 2) an advance to official entities for taxes, advances in partnership operations and advances for hydrocarbon transport of +COP$734 billion.

o	Lower receivables from the Stabilization Fund of fuel prices for the payment corresponding to the the fourth quarter of 2012, and to the first and second quarters of 2013: -COP$625 billion.

o	An increase in temporary investments explained by purchase of debt securities and fund-raising instruments using proceeds primarily from the US$2.0 billion bond offering May of 2014: +COP$3,294 billion

b) Non-current assets increased +COP$2,208 billion, as a result of:

o	Increase in permanent investments of +COP$1,185 billion owing to: 1) Equity investments of +COP$1,077 billion, especially capitalizations in Andean Chemical for COP$306 billion and Ecopetrol Global Energy for COP$350 billion; 2) investment in long-term securities for COP$108 billion.

o	Increase in natural and environmental resources of +COP$2,838 billion due to 1) exploration projects amounting to COP$1,945 billion that were transferred from property, plant and equipment, and 2) capitalizations in the second quarter for COP$954 billion, mainly from well drilling and workovers in the Castilla, Pauto, Casabe, Rubiales, Cusiana, La Cira Infantas and Moriche fields.

o	Lower value in property, plant and equipment of COP$1,823 billion caused mainly by: 1) transfer of COP$1,945 billion into natural and environmental resources owing to recognition of exploration projects associated with the execution of wells under development, partially offset by 2) capitalizations for COP$102 billion during the quarter, in the Rubiales, Cusiana, Castilla, Chichimene, Casabe, La Cira Infantas fields, among others.

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As of the end of the second quarter, liabilities represented 43% of assets, and decreased by -COP$1,025 billion, compared to March 31 of 2014, due mainly to:

o	Lower taxes, rates and contributions payable for –COP$4,462 billion mainly due to: 1) Lower income tax payable of –COP$3,996 billion with application of the provision for the payment of the April and June installments, and 2) payment of the equity tax for COP$238 billion.

o	Increase in financial obligations for COP$3,631 billion: 1) international bond offering in May for COP$3,835 billion (USD$2.0 billion), and 2) Disbursements from Exim Bank in April and June for $COP 125 billion (US$ 66 million).

Equity amounted to COP$67,380 billion, with an increase of +COP$2,911 billion compared to March 2014, explained by: 1) quarterly net income of COP$2,847 billion, and 2) increase in surplus in the equity method for COPS$54 billion.

g.	Risk rating

During the second quarter of 2014, the risk rating agency Standard & Poor’s maintained its long-term international rating of BBB with Stable outlook.

Ecopetrol S.A.’s ratings as of June 30, 2014, in local and foreign currency can be reviewed on the Moody’s Investors Services, Standard & Poor’s and Fitch Ratings websites.

h.	Financing

The following is the summary of the international debt bond offering for US$2 billion:

Term:	31 years
Maturity date:	May 28 of 2045
Amount:	US$2.0 billion
Amortization:	Bullet
Price:	99.336
Yield:	5.922%
Spread to Benchmark U.S. Treasury Bond:	255 basis points
Coupon rate:	5.875%
Interest payment date:	May 28 and November 28 commencing on November 28, 2014
Ratings: Moodys S&P Fitch	Baa2 BBB BBB

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II.	Consolidated Financial Results[2]

a.	Income Statement and Balance sheet

Consolidated Income Statement
(COP$ Billion)	2Q 2014*	2Q 2013*	∆ ($)	∆ (%)	1H 2014*	1H 2013*	∆ ($)	∆ (%)
Local Sales	6,436.2	5,691.8	744.4	13.1%	12,315.7	11,430.0	885.7	7.7%
Export Sales	10,602.3	11,296.5	(694.2)	(6.1)%	22,337.2	21,776.0	561.2	2.6%
Sales of services	710.8	607.3	103.5	17.0%	1,358.2	1,135.3	222.9	19.6%
Total Sales	17,749.3	17,595.6	153.7	0.9%	36,011.2	34,341.3	1,669.9	4.9%
Variable Costs	8,604.3	8,016.2	588.1	7.3%	17,035.4	15,773.0	1,262.4	8.0%
Fixed Costs	2,687.8	2,476.2	211.6	8.5%	5,098.9	4,539.1	559.8	12.3%
Cost of Sales	11,292.1	10,492.4	799.7	7.6%	22,134.3	20,312.1	1,822.2	9.0%
Gross profit	6,457.2	7,103.2	(646.0)	(9.1)%	13,876.9	14,029.2	(152.3)	(1.1)%
Operating Expenses	1,536.1	1,176.0	360.1	30.6%	3,073.0	2,548.1	524.9	20.6%
Operating Profit	4,921.1	5,927.2	(1,006.1)	(17.0)%	10,803.9	11,481.1	(677.2)	(5.9)%
Non Operating Profit/Loss	28.5	(45.7)	74.2	(162.4)%	(202.2)	(77.3)	(124.9)	161.6%
Income tax	1,979.0	2,262.1	(283.1)	(12.5)%	4,090.1	4,256.9	(166.8)	(3.9)%
Minority interest	183.1	211.9	(28.8)	(13.6)%	436.7	327.7	109.0	33.3%
Net Income	2,787.5	3,407.5	(620.0)	(18.2)%	6,074.9	6,819.2	(744.3)	(10.9)%

EBITDA	6,681.6	7,516.1	(834.5)	(11.1)%	14,474.6	15,112.6	(638.0)	(4.2)%
EBITDA Margin	38%	43%			40%	44%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Local and export sales of 2013 were reclassified as a result of eliminations of Reficar sales in the consolidation of financial results

Consolidated Balance Sheet
(COP$ Billion)	June 30, 2014	March 31, 2014	∆ $	Δ (%)
Current Assets	30,730.2	30,406.0	324.2	1.1%
Long Term Assets	106,400.6	104,098.9	2,301.7	2.2%
Total Assets	137,130.8	134,504.9	2,625.9	2.0%
Current Liabilities	26,397.8	31,559.7	(5,161.9)	(16.4)%
Long Term Liabilities	39,212.4	35,161.0	4,051.4	11.5%
Total Liabilities	65,610.2	66,720.7	(1,110.5)	(1.7)%
Equity	66,504.4	63,053.2	3,451.2	5.5%
Minority interest	5,016.2	4,731.0	285.2	6.0%
Total Liabilities and Equity	137,130.8	134,504.9	2,625.9	2.0%

Debit Memorandum accounts	167,790.8	157,551.7
Credit Memorandum accounts	99,617.8	100,831.2

Some March figures were reclassified for the sake of comparison with June figures

The highest contributions to total sales by affiliates individually (without the effect of eliminations) in second quarter of 2014 came from Hocol, COP$1,057 billion, Cartagena Refinery (Reficar) COP$1,040 billion, Cenit COP$734 billion, Equion COP$707 billion, Ocensa COP$666 billion, Propilco COP$380 billion, and Bicentenario COP$209 billion.

2 For purposes of consolidation of the second quarter of 2014, besides Ecopetrol S.A. results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”).

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The highest earnings of each of the companies of the group (before eliminations) came from of Cenit COP$348 billion, Ocensa COP$324 billion, Equion COP$100 billion, Hocol COP$99 billion, Bicentenario COP$67 billion, ODC COP$41 billion, and ODL COP$31 billion. The highest net losses were reported by Ecopetrol América Inc. COP$340 billion, and Reficar COP$131 billion.

Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol America and Bioenergy have no earnings to report either because they are in the pre-operating stage or are carrying out exploratory activities with no production as of yet (with the exception of Ecopetrol America).

In midstream, the financial results of all affiliates are consolidated at the business group level. Therefore, the financial information presented for Cenit corresponds to its individual results, and the earnings of the other transportation companies are accounted under the equity method.

By means of the equity participation method, Offshore International Group generated income of COP$41.9 billion, Invercolsa COP$21.4 billion, Ecodiesel, COP$5.6 billion, and Transgas, COP$1.2 billion.

Consolidated EBITDA for second quarter 2014 was COP$6,682 billion, equivalent to an EBITDA margin of 38%.

b.	Segment results

Quarterly Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2Q 2014	2Q 2103	2Q 2014	2Q 2103	2Q 2014	2Q 2103	2Q 2014	2Q 2103	2Q 2014	2Q 2103
Local Sales	1,876	2,207	5,796	5,089	218	49	(1,453)	(1,653)	6,436	5,692
Export Sales	9,337	10,361	1,358	2,177	-	4	(93)	(1,245)	10,602	11,297
Sales of services	20	28	-	36	1,597	1,796	(907)	(1,253)	711	607
Total Sales	11,233	12,595	7,154	7,302	1,816	1,849	(2,453)	(4,151)	17,749	17,595
Variable Costs	4,618	4,675	6,332	6,569	101	126	(2,446)	(3,354)	8,604	8,016
Fixed Costs	1,441	1,372	469	460	778	979	(0)	(334)	2,688	2,476
Cost of Sales	6,059	6,046	6,801	7,029	878	1,105	(2,446)	(3,687)	11,292	10,493
Gross profit	5,174	6,549	353	273	937	744	(7)	(463)	6,457	7,103
Operating Expenses	1,011	681	390	283	135	212	-	0	1,536	1,176
Operating Profit	4,163	5,868	(37)	(10)	803	532	(7)	(463)	4,921	5,927
Non Operating Profit/Loss	176	101	(90)	(137)	(51)	10	(7)	(20)	29	(46)
Income tax benefits (expense)	(1,798)	(2,155)	(50)	167	(122)	(273)	(8)	(1)	(1,979)	(2,262)
Minority interest	(49)	(93)	3	1	(137)	(119)	-	(1)	(183)	(212)
Net Income	2,492	3,722	(174)	21	492	149	(23)	(485)	2,787	3,407

EBITDA	5,759	6,742	201	113	742	936	(21)	(275)	6,682	7,517
EBITDA Margin	51.3%	53.5%	2.8%	1.6%	40.9%	50.6%	0.8%	6.6%	37.6%	42.7%

Some reclasifications  between fixed and variable cost were maden in 2013 and 2014 as a result of the cost distribution in the partnership contracts

Accumulated Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013	1H 2014	1H 2013
Local Sales	3,795	4,320	11,173	10,531	488	369	(3,140)	(3,790)	12,316	11,430
Export Sales	19,933	20,253	3,201	4,117	-	6	(797)	(2,600)	22,337	21,776
Sales of services	37	43	6	63	3,270	2,807	(1,954)	(1,778)	1,358	1,135
Total Sales	23,764	24,616	14,380	14,711	3,757	3,182	(5,890)	(8,168)	36,011	34,341
Variable Costs	10,071	9,351	12,733	13,621	222	206	(5,990)	(7,405)	17,035	15,773
Fixed Costs	2,759	2,494	924	845	1,416	1,534	(0)	(334)	5,099	4,539
Cost of Sales	12,830	11,845	13,657	14,466	1,638	1,740	(5,990)	(7,739)	22,134	20,312
Gross profit	10,934	12,771	723	245	2,120	1,442	100	(429)	13,877	14,029
Operating Expenses	2,083	1,474	735	623	255	451	(0)	0	3,073	2,548
Operating Profit	8,851	11,297	(12)	(378)	1,864	991	100	(429)	10,804	11,481
Non Operating Profit/Loss	93	244	(194)	(271)	(98)	(20)	(3)	(30)	(202)	(77)
Income tax benefits (expense)	(3,482)	(4,031)	(11)	242	(598)	(467)	2	(1)	(4,090)	(4,257)
Minority interest	(131)	(119)	3	1	(308)	(209)	-	(1)	(437)	(328)
Net Income	5,330	7,391	(214)	(406)	860	295	99	(461)	6,075	6,819

EBITDA	12,028	13,801	562	26	1,800	1,528	86	(242)	14,475	15,113
EBITDA Margin	50.6%	56.1%	3.9%	0.2%	47.9%	48.0%	(1.5)%	3.0%	40.2%	44.0%

Some reclasifications  between fixed and variable cost were maden in 2013 and 2014 as a result of the cost distribution in the partnership contracts

Exploration and Production

Earnings for the second quarter of 2014 decreased 11%, due mainly to the decline in crude sales because of lower production, and lower purchased and traded volumes.

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Cost of sales for the second quarter was 0.2% higher due to:

•	A 5% rise in fixed cost: 1) higher depreciation from new assets, and 2) increase in surface maintenance in Castilla and Chichimene fields.

•	A 1% reduction in variable costs from lower purchases of crude for trading.

A 48% rise in operating expenditures, principally due to:

•	Additional security services to protect fields.

•	Higher exploration expenditures from dry wells (manly Deep Nansen and Goliat).

As a result of the above, net income for the segment fell 33% versus the second quarter of 2013.

Refining and Petrochemical

Earnings for second quarter 2014 fell by 2% compared to the same period of last year. Although there was an increase in national sales due to greater demand for fuels and increased deliveries of petrochemical and industrial products, export sales dropped due to the Cartagena refinery scheduled shut down since March 2014 in preparation for the new refinery.

Segment cost of sales decreased 3% compared to same period of last year, due to the lower price of feedstock for the Barrancabermeja refinery (heavier feedsctock), and no purchases of crude in Reficar owing to the shutdown of the refinery, all of which offset the higher imports of fuels to meet demand.

Operating expenditures during the second quarter 2014 were up by 38% in relation to the same period of last year, due to Reficar maintenance expenditures, and depreciation and amortization, no longer considered a cost but an expense following the refinery’s shutdown, and project costs corresponding to the delivery and receipt of the new refinery.

Non-operating results improved by 34% owing to lower retiree health expenditures and the favorable effect of the exchange rate difference of dollar-denominated debt (effect of the revaluation in the second quarter of 2014). As a result, the segment recorded a net loss of COP$174 billion.

Transportation

Earnings for the second quarter of 2014 decreased 2% owing to the lower volumes transported caused by the attacks that mainly affected the Caño Limón–Coveñas and Transandino oil pipelines. This decrease, however, was partially offset by the start-up of operations of the Bicentenario oil pipeline in November of 2013, which increased earnings in the second quarter by COP$0.1 trillion.

The segment’s cost of sales dropped 21% due to the change in the scheduling of maintenance work, which was postponed until the second quarter of the year, and energy costs were down because of the lower volume transported. These decreases were offset in part by the higher cost from the start-up of operations of the Bicentenario oil pipeline as well as the costs of repairing the damage from the attacks on transport infrastructure during the second quarter of 2014.

As a result of the above, net income for the segment recorded a positive variation of COP$343 billion compared to the second quarter of last year.

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III.	Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex* (US$ million) 1H 2014
Business Unit	Ecopetrol S.A.		Affiliates and Subsidiaries***	Total	Allocation by segment
Production	1,437.2		232.6	1,669.8	48.1%
Refining, Petrochemicals and Biofuels	99.8		761.5	861.3	24.8%
Exploration	251.8		319.6	571.4	16.5%
Transportation	36	**	287.4	323.4	9.3%
Corporate	40.0		0.0	40.0	1.2%
Supply and Marketing	2.5		0.0	2.5	0.1%
Total	1,867.3		1,601.1	3,468.4	100.0%

*The figures shown in the Investment Plan exhibit differ from the Capex figure shown in the Cash Flow statement in pg 28. Investments in this section´s exhibit include Opex and Capex flows of investment projects, while in the Cash Flow Statement includes only Capex.

** Cenit reimburses Ecopetrol these investments

*** Prorated according to Ecopetrol’s stake

During the first half of 2014, the corporate group invested US$3,468.4 million (53.8% in Ecopetrol S.A. and 46.2% in affiliates and subsidiaries).

Capex was allocated primarily to the following projects:

1) Production: a) construction of facilities mainly in the Castilla, Chichimene and Rubiales fields and b) drilling activities primarily in the Orinoquia region.

2) Downstream: Modernization project of the Cartagena refinery and the Barrancabermeja refinery Industrial Services Master Plan and the

3) Exploration: acquisition of seismic and drilling of exploratory, stratigraphic and appraisal wells.

b.	Exploration

Exploration in Colombia (Ecopetrol S.A. and Hocol S.A.):

A3 Drilling in Colombia
	2Q 2014				1H 2014
Company	Drilled	Hydrocarbon Presence*	In evaluation	Dry	Drilled	Hydrocarbon Presence*	In evaluation	Dry
Ecopetrol S.A.	4	0	0	4	9	1	1	7
Hocol S.A.	0	0	0	0	2	0	0	2
Total	4	0	0	4	11	1	1	9

*geological success

Additionally, during the second quarter one stratigraphic and five appraisal wells (A1) were drilled.

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International exploration:

U.S. Gulf of Mexico (Ecopetrol América Inc):

During the second quarter of 2014, the drilling of two the exploratory wells were finalized: 1) Aleatico #2 well (Rydberg) operated by Shell and in which Ecopetrol has 28.5% interest, this well at the end of the quarter was under evaluation and determined to be successful in July, and 2) Deep Nansen (operated by Anadarko and in which Ecopetrol has 15% interest) which had presence of hydrocarbons but was declared non-commercial.

As of June 30, three exploratory wells were being drilled: 1) Leon (operated by Repsol and in which Ecopetrol has 40% interest), 2) K2 Exploration Tail (operated by Anadarko and in which Ecopetrol has a 9.2% interest), and 3) Titan (operated by Murphy and in which Ecopetrol has 30% interest).

Angola:

As part of the strategy of diversifying and strengthening its international exploration portfolio, Ecopetrol S.A. created a new subsidiary in Frankfurt am Main (Germany), which will incorporate a new subsidiary in Angola. Ecopetrol S.A. holds an indirect share interest of 100%.

Ecopetrol Germany GmbH reached an agreement with the Norwegian company Statoil to acquire a 10% participation in the blocks 38/11 and 39/11 in the Kwanza basin, located offshore Angola (Africa). The agreement is subject to approval by Sonangol E&P, the Angolan Petroleum Ministry and the other partners in each block.

The negotiation includes participation in the well Dilolo-1 on block 39/11, where drilling began in June 2014. Later the company will be participating in a second well on block 38/11, with drilling is expected to begin in the fourth quarter of this year.

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c.	Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Gross* Oil and Gas Production

Ecopetrol S.A. (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	561.4	606.5	(7.4)%	(45.1)	574.7	613.5	(6.3)%	(38.8)
Natural Gas**	123.5	125.7	(1.8)%	(2.2)	126.5	125.5	0.8%	1.0
Total	684.9	732.2	(6.5)%	(47.3)	701.2	739.0	(5.1)%	(37.8)

Hocol (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	22.2	20.5	8.3%	1.7	22.4	21.0	6.7%	1.4
Natural Gas	0.1	0.3	(66.7)%	(0.2)	0.2	0.2	0.0%	0.0
Total	22.3	20.8	7.2%	1.5	22.6	21.2	6.6%	1.4

Savia (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	6.2	5.8	6.9%	0.4	6.1	5.6	8.9%	0.5
Natural Gas	0.3	0.1	200.0%	0.2	0.4	0.2	100.0%	0.2
Total	6.5	5.9	10.2%	0.6	6.5	5.8	12.1%	0.7

Equion (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	9.9	10.3	(3.9)%	(0.4)	9.9	10.8	(8.3)%	(0.9)
Natural Gas	7.6	7.5	1.3%	0.1	7.7	6.8	13.2%	0.9
Total	17.5	17.8	(1.7)%	(0.3)	17.6	17.6	0.0%	0.0

Ecopetrol America-K2 (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	1.0	1.3	(23.1)%	(0.3)	1.3	1.3	0.0%	0.0
Natural Gas	1.9	0.1	1,800.0%	1.8	1.0	0.2	400.0%	0.8
Total	2.9	1.4	107.1%	1.5	2.3	1.5	53.3%	0.8

Ecopetrol including affiliates and subsidiares (mboed)	2Q 2014	2Q 2013	∆ (%)	∆ (bls)	1H 2014	1H 2013	∆ (%)	∆ (bls)
Crude Oil	600.7	644.4	(6.8)%	(43.7)	614.4	652.2	(5.8)%	(37.8)
Natural Gas	133.4	133.7	(0.2)%	(0.3)	135.8	132.9	2.2%	2.9
Total Group's production	734.1	778.1	(5.7)%	(44.0)	750.2	785.1	(4.4)%	(34.9)

* Gross production includes royalties

** Gas production includes white products

During the second quarter 2014, total production by Ecopetrol and its affiliates and subsidiaries fell by 5.7% compared to the same period of 2013, as a consequence of: 1) attacks on transport infrastructure and unscheduled stoppages, 2) operational problems due to blockages from communities, 3) delays in the development of facilities in key projects and 4) scheduled maintenance.

Increased Recovery Factor Projects:

The milestones of the second quarter were the following:

•	Beginning of the water injection pilot project at the Chichimene field (Llanos Orientales).
•	Agreement with Occidental Andina to develop of a steam injection project at the Teca-Cocorná field (Magdalena Valley).
•	Progress in the air injection pilot in Chichimene field (injection expected to begin by end of year).
•	Progress in the steam injection pilot in Caño Sur field (basic and conceptual engineering expected to be completed by end of year).

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17

Production of main fields:

Average production main fields per region (mboed)
	2Q 2014	2Q 2013	Δ (%)	1H 2014	1H 2013	Δ (%)
Mid Magdalena Region	113.5	110.1	3.1%	113.9	110.1	3.5%
100% EC Assets
1) La Cira - Infantas Field	24.2	23.0	5.2%	24.6	23.1	6.5%
2) Casabe Field	22.0	23.7	(7.2)%	21.7	23.7	(8.4)%
3) Yarigui Field	17.6	15.6	12.8%	17.3	15.4	12.3%
4) Other Fields	24.0	22.2	8.1%	24.4	22.4	8.9%
Assets in partnership*
1) Nare Field	17.7	17.4	1.7%	17.8	17.2	3.5%
2) Palagua and other fields	8.0	8.2	(2.4)%	8.1	8.3	(2.4)%
Central Region	177.6	187.0	(5.0)%	177.5	193.2	(8.1)%
100% EC Assets
1) Castilla Field	103.0	114.4	(10.0)%	103.4	117.4	(11.9)%
2) Chichimene Field	49.3	49.8	(1.0)%	48.3	52.0	(7.1)%
3) Apiay and other fields	25.3	22.8	11.0%	25.8	23.8	8.4%
Assets in partnership*	N/A	N/A	N/A	N/A	N/A	N/A
Eastern Region	148.4	157.3	(5.7)%	150.9	155.9	(3.2)%
100% EC Assets
1) Caño Sur and other fields	2.0	1.0	100.0%	1.8	0.8	125.0%
Assets in partnership*
1) Rubiales Field	109.1	120.7	(9.6)%	109.9	120.9	(9.1)%
2) Quifa Field	31.4	30.1	4.3%	33.3	28.7	16.0%
3) Other Fields	5.9	5.5	7.3%	5.9	5.5	7.3%
North Eastern Region	152.5	158.1	(3.5)%	155.9	158.9	(1.9)%
100% EC Assets
1) Cupiagua Field	38.8	27.9	39.1%	37.6	32.8	14.6%
2) Gibraltar and other fields	3.1	6.1	(49.2)%	4.7	6.3	(25.4)%
Assets in partnership*
1) Guajira Field	51.3	59.9	(14.4)%	53.5	59.0	(9.3)%
2) Cusiana Field	34.1	32.9	3.6%	33.8	32.4	4.3%
3) Piedemonte and other fields	25.2	31.3	(19.5)%	26.3	28.4	(7.4)%
Catatumbo Orinoquia Region	32.3	54.8	(41.1)%	42.0	56.6	(25.8)%
100% EC Assets
1) Tibu, Sardinara and other fields	2.9	2.8	3.6%	3.0	3.1	(3.2)%
Assets in partnership*
1) Caño Limón Field	15.4	35.1	(56.1)%	24.5	35.6	(31.2)%
2) Rancho Hermoso and other fields	14.0	16.9	(17.2)%	14.5	17.9	(19.0)%
Southern Region	55.2	58.0	(4.8)%	56.0	57.5	(2.6)%
100% EC Assets
1) San Francisco Field	9.3	10.0	(7.0)%	9.5	10.0	(5.0)%
2) Huila Area	9.0	8.5	5.9%	9.2	8.7	5.7%
3) Tello and other fields	16.9	17.0	(0.6)%	17.0	16.5	3.0%
Assets in partnership*
1) Guando Field	8.2	9.3	(11.8)%	8.1	9.4	(13.8)%
2) Cohembi and other fields	11.8	13.2	(10.6)%	12.2	12.9	(5.4)%
Minor Fields Region	5.4	6.9	(21.7)%	5.0	6.8	(26.5)%
100% EC Assets	3.2	3.5	(8.6)%	2.8	3.5	(20.0)%
Assets in partnership*	2.2	3.4	(35.3)%	2.2	3.3	(33.3)%

* Ecopetrol´s net interest

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18

Ecopetrol S.A. production per type of crude:

Production per type of crude*
mbod
	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Light	44.4	49.0	(9.4)%	45.2	50.8	(11.0)%
Medium	189.6	214.5	(11.6)%	200.3	216.6	(7.5)%
Heavy	327.4	343.0	(4.5)%	329.2	346.1	(4.9)%
Total	561.4	606.5	(7.4)%	574.7	613.5	(6.3)%

 * Does not include subsidiaries

Lifting cost of Ecopetrol S.A.:

Lifting cost per equivalent barrel (produced by Ecopetrol S.A.) during the first half of 2014 was US$11.07 (based on the U.S. SEC methodology, not including royalties), US$0.78 per barrel more than in the same period of last year. This change was the net result of:

•	Higher costs (+US$1.12 per barrel) due to: 1) management and disposal of water, 2) surface and subsoil maintenance activities, 3) safety services, and 4) windfall profit clause which increased the cost of operations in partnership.

•	Higher costs (+US$0.46 per barrel) owing to the lower volume of crude produced.

•	Lower costs (-US$0.80 per barrel) from devaluation of the COP/USD exchange rate.

d.	Transportation

Transported Volumes (mbod)	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Crude	908.2	944.0	(3.8)%	930.2	950.1	(2.1)%
Refined Products	248.0	240.0	3.3%	247.8	239.1	3.6%
Total	1,156.2	1,184.0	(2.3)%	1,178.0	1,189.2	(0.9)%

In the second quarter of 2014, the total volume of crude transported by Cenit’s system and those of its affiliates fell by 3.8% compared to the same quarter of last year, owing mainly to unrests and attacks on infrastructure, which mainly affected the Caño Limón- Coveñas, Bicentenario and Oleoducto Transandino systems. Out of the total volume of crude transported by oil pipeline, approximately 74.6% was Ecopetrol’s crude.

As for refined products, the volumes transported by Cenit S.A.S. and affiliates during the second quarter of the year increased 3.3% compared to the same period of last year, as a result of a higher volume of naphtha, used for diluting heavy crude, transported thru the Pozos Colorados – Galán system. 48.1% of the total volume transported by product pipelines, belonged to Ecopetrol.

Cost per barrel transported:

Ecopetrol’s cost per barrel transported during the first half of 2014 was US$7.14 per barrel, which, compared to the result of US$6.31 per barrel for the same period last year, generated an increase of US$0.83 per barrel, which was the result of:

•	Fees (+US$0.96 per barrel):

•	Higher costs in third-party transport systems, due to higher shipping fees.

•	Higher fees of tank truck services, which increased by approximately US$4.20 per barrel because of the need for longer routes to substitute the Caño Limón-Coveñas and Bicentenario oil pipelines which were shutdown due to attacks.

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•	Volumes (+US$0.33 per barrel):

•	Lower volumes transported for Ecopetrol between the first half of 2013 and the same period of 2014, the result of capacity constraints in the Caño Limón – Coveñas, Bicentenario and Oleoducto Transandino (OTA) systems because of public order issues.

•	Lower costs from the higher COP/USD exchange rate: -US$0.46/barrel.

e.	Refining

e.1) Barrancabermeja Refinery:

	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Refinery runs* (mbod)	230.7	219.7	5.0%	227.0	218.3	4.0%
Utilization factor (%)	81.9%	84.3%	(2.8)%	82.4%	82.1%	0.4%

* Includes volumes loaded in the refinery, not total volumes received.

The refinery’s throughput in the second quarter of 2014 increased because of higher availability of crude and the operational stability of processing units.

The utilization factor decreased in the second quarter of 2014 owing to implementation of an operating plan in the second quarter of 2013 with two viscosity reduction units, which generated a higher utilization factor in the 2013 quarter.

The Industrial Services Master Plan reached 89% completion as of June 30, 2014, among whose highlights was the continuation of the construction of works at the Cogeneration Unit, which is expected to be operational by the first quarter of 2015.

Costs and margins of the Barrancabermeja Refinery

The cash operating cost of the refinery for the first half of 2014 was US$6.15 per barrel, US$0.60 per barrel less that in the same period of last year, which was the result of:

•	Devaluation of the COP/USD exchange rate: -US$0.44 per barrel.

•	Lower costs from higher throughput at the refinery: -US$0.24 per barrel.

•	Higher operational costs: +US$0.08 per barrel.

	II trim. 14	II trim. 13	Cambio %	I sem. 14	I sem. 13	Cambio %
Margen de Refinación (USD/bl)	10.9	11.1	(1.8)%	13.5	12.8	5.5%

Gross refining margin in the second quarter of 2014 was slightly lower than that of the same period of 2013, due to lower production of gasoline because of the heavier feedstock.

e.2) Reficar (Cartagena Refinery):

	2Q 2014	2Q 2013	∆ (%)	1H 2014	1H 2013	∆ (%)
Refinery runs* (mbod)	0.0	72.6	(100.0)%	21.0	74.1	(71.7)%
Utilization factor (%)	0.0%	84.3%	(100.0)%	10.8%	82.4%	(86.9)%

* Includes volumes loaded in the refinery, not total volumes received.

The refinery did not operate during the second quarter of 2014 because of the scheduled shutdown of the units since March 3 of this year. Therefore, it did not generate a refining margin in the quarter.

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	II trim. 14	II trim. 13	Cambio %	I sem. 14	I sem. 13	Cambio %
Margen de Refinación (USD/bl)	0.0	3.7	(100.0)%	4.8	4.9	(2.0)%

As of June 30, 2014, the expansion and modernization project was 92.3% complete. The progress in each of the work streams was as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.9%
Module construction	100.0%
Construction (began October 2011)	84.8%

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21

IV.	Organizational Consolidation and Corporate Governance

a.	Organizational consolidation

Health, safety and environment:

HSE*	2Q 2014	2Q 2013	1H 2014	1H 2013
Accident frequency index (accidents per million labor hours)	0.90	0.75	0.94	0.90
Environmental incidents	10	5	19	10

*Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During the second quarter of 2014, the Superintendence of Industry and Trade granted Ecopetrol on behalf of the Colombian government three invention patents in the following technologies:

•	Improved method for acquiring diesel from renewable sources by means of controlling the unsaturation level.

•	Process for acquiring soil conditioner organic-mineral fertilizer from vinasse from the alcohol-Ecocarbovin industry.

•	Triggering mechanism for smooth rod rotators in mechanical pumping units.

Recognitions:

Gold prize for the best intellectual property department in Latin America, presented in New York at the 7th International Legal Alliance Summit & Awards.

b.	Corporate Responsibility

Social investment:

In the first half of 2014, social investments amounted to COP$12,418 million, and were allocated as follows: 1) COP$3,657 million for education and culture, 2) COP$4,536 million for regional competitiveness, and 3) COP$4,225 million for education and culture.

Stakeholders:

The main milestones of the second quarter of 2014 were the following:

•	A public hearing on accountability in Facatativá (Cundinamarca) attended by some 500 people, among them community leaders, workers, housewives, students and regional leaders.

•	Roundtables with special interest groups in Facatativá, Villeta, Albán, Toledo, Chinácota, Talaigua Nuevo, Monterrey, Maní and Yopal. The topics discussed were social investment, environmental management, hiring of local labor, among others.

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22

V.	Conference Calls

Ecopetrol’s management will host two conference calls to review the second quarter of 2014 results:

Spanish	English
August 5, 2014	August 5, 2014
9:00 a.m. Bogota	10:30 a.m. Bogota
10:00 a.m. New York / Toronto	11:30 a.m. New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance to download any necessary software and to check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer (V.11), Google Chrome and Mozilla Firefox (V.28).

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru, and the U.S. Gulf Coast. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, ODL S.A, Propilco, Oleoducto Bicentenario de Colombia S.A.S, Ocensa S.A, Oleoducto de Colombia, Refinería de Cartagena S.A, Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and 3) refining, petrochemicals and biofuels.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others. Therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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23

VI.	Additional Exhibits

Income Statement

Ecopetrol S.A.

COP$ Million	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*
Income
Local Sales	5,637,345	4,756,710	5,839,825	11,477,170	9,485,159
Export Sales	8,756,940	8,955,104	8,752,838	17,509,778	17,203,285
Sales to free trade zone	103,276	1,211,473	773,156	876,432	2,621,006
Sale of Services	479,044	399,416	375,872	854,916	785,066
Total Income	14,976,605	15,322,703	15,741,691	30,718,296	30,094,516
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,955,326	2,857,290	2,907,044	5,862,370	6,154,523
Amortization and Depletion	889,494	926,571	919,104	1,808,598	1,732,738
Imported products	2,297,078	1,829,500	2,449,141	4,746,219	3,764,757
Hydrocarbon Transportation Services	1,384,835	1,245,019	1,397,160	2,781,995	1,967,793
Inventories and other	347,928	755,230	387,720	735,648	775,005

Fixed Costs
Depreciation	325,783	285,711	316,032	641,815	643,183
Contracted Services	754,891	735,244	662,653	1,417,544	1,288,622
Maintenance	412,344	369,852	364,203	776,547	663,100
Labor Costs	345,945	308,956	330,454	676,399	598,237
Other	210,963	333,747	212,494	423,457	571,360
Total Cost of Sales	9,924,587	9,647,120	9,946,005	19,870,592	18,159,318
Gross Profits	5,052,018	5,675,583	5,795,686	10,847,704	11,935,198
Operating Expenses
Administration	176,737	169,792	145,240	321,977	325,111
Selling and operational expenses	551,547	526,666	852,658	1,404,205	1,416,611
Exploration and Projects	162,734	72,027	245,161	407,895	141,095
Operating Income/Loss	4,161,000	4,907,098	4,552,627	8,713,627	10,052,381
Non Operating Income (expenses)
Financial Income	923,123	768,691	1,314,483	2,237,606	1,587,705
Financial Expenses	(591,248)	(739,006)	(1,296,101)	(1,887,349)	(1,329,884)
Interest expenses	(166,736)	(104,843)	(148,368)	(315,104)	(190,583)
Non Financial Income	49,705	241,950	52,317	102,022	292,243
Non Financial Expenses	(162,206)	(221,730)	(175,992)	(338,198)	(416,892)
Results from Subsidiaries	133,027	279,509	624,611	757,638	433,188

Income before income tax	4,346,665	5,131,669	4,923,577	9,270,242	10,428,158
Provision for Income Tax	1,498,819	1,877,863	1,697,749	3,196,568	3,678,669
Minority interest
Net Income	2,847,846	3,253,806	3,225,828	6,073,674	6,749,489

EBITDA	6,770,481	7,302,086	7,704,576	14,475,057	15,048,041
EBITDA MARGIN	45%	48%	49%	47%	50%
EARNINGS PER SHARE	$69.26	$79.14	$78.46	$147.72	$164.15

* Unaudited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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24

Income Statement

Ecopetrol Consolidated

COP$ Million	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*
Income
Local Sales	6,436,256	5,691,809	5,879,480	12,315,736	11,429,941
Export Sales	10,602,285	11,296,542	11,734,951	22,337,236	21,776,035
Sale of Services	710,772	607,297	647,466	1,358,238	1,135,300
Total Income	17,749,313	17,595,648	18,261,897	36,011,210	34,341,276
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,126,238	3,149,520	3,761,399	6,887,637	7,155,813
Amortization and Depletion	1,021,880	1,062,586	1,039,950	2,061,830	1,999,696
Imported products	3,480,314	2,660,303	3,066,189	6,546,503	5,368,790
Hydrocarbon Transportation Services	425,903	532,010	350,642	776,545	826,245
Inventories and other	549,925	611,814	212,944	762,869	422,506

Fixed Costs
Depreciation	512,663	426,633	511,182	1,023,845	852,263
Contracted Services	819,750	751,107	695,406	1,515,156	1,311,600
Maintenance	553,951	452,060	480,781	1,034,732	822,086
Labor Costs	366,311	328,989	351,956	718,267	638,633
Other	435,080	517,400	371,853	806,933	914,511
Total Cost of Sales	11,292,015	10,492,422	10,842,302	22,134,317	20,312,143
Gross Profits	6,457,298	7,103,226	7,419,595	13,876,893	14,029,133
Operating Expenses
Administration	402,602	317,246	297,961	700,563	541,677
Selling and operational expenses	586,950	575,712	872,900	1,459,850	1,570,933
Exploration and Projects	546,592	283,073	365,998	912,590	435,490
Operating Income/Loss	4,921,154	5,927,195	5,882,736	10,803,890	11,481,033
Non Operating Income (expenses)
Financial Income	1,190,563	1,043,975	1,569,986	2,760,549	1,971,030
Financial Expenses	(854,252)	(988,598)	(1,542,513)	(2,396,765)	(1,696,337)
Interest expenses	(230,302)	(144,251)	(208,368)	(438,670)	(269,794)
Non Financial Income	49,059	249,356	128,723	177,782	317,806
Non Financial Expenses	(183,640)	(235,930)	(192,944)	(376,584)	(435,737)
Results from Subsidiaries	57,043	29,785	14,478	71,521	35,740
Income before income tax	4,949,625	5,881,532	5,652,098	10,601,723	11,403,741
Provision for Income Tax	1,978,974	2,262,057	2,111,150	4,090,124	4,256,861
Minority interest	183,113	211,890	253,567	436,680	327,670
Net Income	2,787,538	3,407,585	3,287,381	6,074,919	6,819,210

EBITDA	6,681,639	7,516,080	7,792,966	14,474,605	15,112,560
EBITDA MARGIN	38%	43%	43%	40%	44%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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25

Balance Sheet

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	June 30, 2014	March 31, 2014	June 30, 2014	March 31, 2014

Assets
Current Assets
Cash and cash equivalents	3,952,429	4,722,884	8,750,742	9,511,484
Investments	3,910,192	615,537	4,874,763	1,330,673
Accounts and notes receivable	6,181,314	6,813,050	6,191,661	6,426,445
Inventories	2,532,926	2,602,048	3,422,177	3,293,102
Other	6,069,266	8,213,918	7,490,855	9,844,335
Total Current Assets	22,646,127	22,967,437	30,730,198	30,406,039
Non Current Assets
Investments	37,903,965	36,719,227	1,809,545	1,693,845
Accounts and notes receivable	1,622,517	1,599,460	821,805	540,144
Property, plant and equipment, net	18,427,939	20,250,706	44,596,695	46,041,973
Natural and environmental properties, Net	21,073,298	18,234,923	25,295,179	21,261,797
Resources delivered to administration	322,061	315,737	382,063	390,556
Other	15,548,039	15,569,480	33,495,279	34,170,558
Total Non Current Assets	94,897,819	92,689,533	106,400,566	104,098,873
Total Assets	117,543,946	115,656,970	137,130,764	134,504,912

Liabilities and Equity
Current Liabilities
Financial obligations	315,704	207,877	825,035	748,134
Accounts payable and related parties	16,518,774	16,832,439	17,996,063	18,236,939
Estimated liabilities and provisions	1,740,111	1,691,007	2,229,074	2,378,960
Other	4,086,265	8,504,910	5,347,618	10,195,669
Total Current Liabilities	22,660,854	27,236,233	26,397,790	31,559,702
Long Term Liabilities
Financial obligations	15,762,796	12,240,060	26,222,107	22,090,642
Labor and pension plan obligations	4,430,862	4,354,346	4,430,862	4,354,346
Estimated liabilities and provisions	4,935,280	4,935,050	5,273,413	5,290,159
Other	2,373,638	2,422,646	3,285,988	3,425,865
Total Long Term Liabilities	27,502,576	23,952,102	39,212,370	35,161,012
Total Liabilities	50,163,430	51,188,335	65,610,160	66,720,714
Minority Interest			5,016,190	4,731,000
Equity	67,380,516	64,468,635	66,504,414	63,053,198

Total Liabilities and Shareholders' Equity	117,543,946	115,656,970	137,130,764	134,504,912

Memorandum Debtor Accounts *	149,866,076	137,518,284	167,790,804	157,551,650
Memorandum Creditor Accounts *	100,909,560	98,985,288	99,617,809	100,831,200

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

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26

Cash Flow Statement

Ecopetrol S.A.

COP$ million	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*

Cash flow provided by operating activities:
Net income	2,847,846	3,253,806	3,225,828	6,073,674	6,749,489
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,303,520	1,333,080	1,329,428	2,632,948	2,570,884
Foreign Exchange	(289,478)	(261)	93,976	(195,502)	(48,877)
Provision for income tax	-	65,863	-	-	65,863
Net provisions	139,036	234,863	53,923	192,959	343,345
Disposal of property, plant and equipment	-	20,140	-	-	30,888
Recovery of Property, Plant and equipment	-	-	-	-	-
Loss for Good Will	-	-	-	-	-
Loss (gain) valuation of Investments	392	(279,510)	(1,556)	(1,164)	(433,188)
Loss (Income) from equity method on affiliated companies	(133,027)	155,575	(624,611)	(757,638)	5,530
Net changes in operating assets and liabilities:
Accounts and notes receivable	2,077,792	(647,232)	(333,768)	1,744,024	(1,760,956)
Inventories	12,030	386,619	(43,158)	(31,128)	15,927
Deferred and other assets	(134,648)	(514,771)	659,193	524,545	(106,660)
Accounts payable and related parties	1,104,335	989,821	(1,057,286)	47,049	305,844
Taxes payable	(4,473,217)	(3,683,400)	297,434	(4,175,783)	(3,419,931)
Labor obligations	44,589	(126,722)	(21,262)	23,327	(153,784)
Estimated liabilities and provisions	(19,668)	151,176	(115,302)	(134,970)	171,862
Cash provided by operating activities	2,479,502	1,339,047	3,462,839	5,942,341	4,336,236

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(13,005)	(121,223)	(1,764)	(14,769)	(121,223)
Purchase of investment securities	(4,984,836)	(1,882,229)	(1,471,607)	(6,456,443)	(5,355,770)
Dividends Received	670,381	48,820	-	670,381	48,820
Interest Received	-	-	-	-	-
Redemption of investment securities	591,507	3,872,539	1,002,920	1,594,427	7,918,723
Sale of property, plant and equipment	-	2,000	-	-	2,000
Sale of natural resources	-	100,790	-	-	100,790
Investment in natural and environmental resources	(1,988,964)	(1,394,922)	(891,446)	(2,880,410)	(1,863,039)
Additions to property, plant and equipment	(165,550)	(361,738)	(74,199)	(239,749)	(997,722)
Net cash generated by investing activities	(5,890,467)	264,037	(1,436,096)	(7,326,563)	(267,421)

Cash flows from financing activities:
Financial obligations	3,954,311	282,234	61,299	4,015,610	234,240
Capitalization	-	10	43	43	10
Dividends	(1,230,338)	(2,956,910)	(1,309,852)	(2,540,190)	(6,872,346)
Net cash used in financing activities	2,723,973	(2,674,666)	(1,248,510)	1,475,463	(6,638,096)

Net increase (decrease) in cash and cash equivalents	(686,992)	(1,071,582)	778,233	91,241	(2,569,281)
Foreign Exchange in cash and cash equivalents	(83,463)	60,239	43,374	(40,089)	82,795
Cash and cash equivalents at the beginning of the year	4,722,884	3,784,968	3,901,277	3,901,277	5,260,111
Cash and cash equivalents at the end of the year	3,952,429	2,773,625	4,722,884	3,952,429	2,773,625

NOTES:

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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27

Cash Flow Statement

Ecopetrol Consolidated

COP$ million	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*

Cash flow provided by operating activities:
Net income	2,787,538	3,407,585	3,287,381	6,074,919	6,819,210
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	183,113	211,890	253,567	436,680	327,670
Depreciation, depletion and amortization	1,695,150	1,448,949	1,728,028	3,423,178	3,123,602
Foreign Exchange	(265,257)	-	105,520	(159,733)	-
Provision for income tax	25,687	-	(31,509)	(5,823)	-
Net provisions	160,338	380,080	68,918	229,256	396,350
Loss for disposal of property, plant and equipment	337,811	413,618	95,955	433,765	424,366
Recovery of Property, Plant and equipment	-	-	-	-	-
Loss for Good Will	-	-	-	-	-
Loss (gain) valuation of Investments	(7,957)	-	(4,630)	(12,587)	-
Loss (Income) from equity method on affiliated companies	(57,044)	(29,785)	(14,478)	(71,521)	(35,740)
Net changes in operating assets and liabilities:
Accounts and notes receivable	1,946,539	(570,431)	(2,365,212)	(418,673)	(1,454,994)
Inventories	(55,136)	255,659	(35,332)	(90,468)	(111,917)
Deferred and other assets	(214,897)	(563,388)	783,376	568,479	(72,679)
Accounts payable and related parties	1,829,236	772,599	(732,271)	1,096,965	(26,656)
Taxes payable	(4,960,650)	(3,013,359)	674,089	(4,286,561)	(2,812,512)
Labor obligations	53,518	(118,798)	(42,479)	11,039	(168,277)
Estimated liabilities and provisions	(321,565)	313,025	(136,025)	(457,590)	585,046
Cash provided by operating activities	3,136,424	2,907,644	3,634,898	6,771,325	6,993,469

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(4,471,361)	(906,782)	(783,790)	(5,255,151)	(4,358,431)
Dividends Received	44,173	-	-	44,173	-
Redemption of investment securities	696,665	3,576,202	1,135,170	1,831,835	7,948,163
Sale of property, plant and equipment	(5,502)	103,086	5,502	-	103,087
Sale of natural resources	-	-	-	-	-
Investment in natural and environmental resources	(2,899,331)	(2,135,411)	(927,620)	(3,826,951)	(3,001,818)
Additions to property, plant and equipment	(1,130,399)	(1,510,544)	(1,239,307)	(2,369,706)	(3,316,000)
Net cash used in investing activities	(7,765,755)	(873,449)	(1,810,045)	(9,575,800)	(2,624,999)

Cash flows financing activities:
Minority interest	-	(8,758)	-	-	-
Financial obligations	5,338,697	562,760	118,104	5,456,801	1,310,405
Capitalization	(0)	10	43	43	10
Dividends	(1,292,540)	(3,023,486)	(1,341,273)	(2,633,813)	(6,872,346)
Net cash used in financing activities	4,046,157	(2,469,474)	(1,223,126)	2,823,031	(5,561,931)

Net increase (decrease) in cash and cash equivalents	(583,174)	(435,279)	601,727	18,556	(1,193,461)
Foreign Exchange in cash and cash equivalents	(177,568)	-	68,319	(109,252)	-
Cash and cash equivalents at the beginnig of the year	9,511,484	7,182,508	8,841,438	8,841,438	7,940,690
Cash and cash equivalents at the end of the year	8,750,742	6,747,229	9,511,484	8,750,742	6,747,229

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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28

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*
RECONCILIATION NET INCOME TO EBITDA
Net Income	2,847,846	3,253,806	3,225,828	6,073,674	6,749,489
Depreciations, depletions and amortizations	1,303,520	1,310,609	1,329,428	2,632,948	2,570,884
Net Interest	110,377	45,028	90,684	201,060	73,269
Interest, Tax, Depreciations and Amortizations in subsidiaries	807,808	587,864	722,156	1,529,965	1,098,713
Other Taxes	202,111	226,916	638,731	840,842	877,017
Provision for income tax	1,498,819	1,877,863	1,697,749	3,196,568	3,678,669
UNCONSOLIDATED EBITDA	6,770,481	7,302,086	7,704,576	14,475,057	15,048,041

Ecopetrol Consolidated

COP$ Millions	2Q 2014*	2Q 2013*	1Q 2014*	1H 2014*	1H 2013*
RECONCILIATION NET INCOME TO EBITDA
Net income	2,787,539	3,407,585	3,287,381	6,074,920	6,819,210
Depreciations, depletions and amortizations	1,695,153	1,647,605	1,728,028	3,423,178	3,126,913
Net Interest	144,498	87,458	126,435	270,934	159,002
Minority interest	(195,876)	(152,879)	(196,346)	(392,222)	(288,716)
Other Taxes	271,352	264,254	736,318	1,007,672	1,039,290
Provision for income tax	1,978,973	2,262,057	2,111,150	4,090,124	4,256,861
CONSOLIDATED EBITDA	6,681,639	7,516,080	7,792,966	14,474,605	15,112,560

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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29

VII.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	2Q 2014	2Q 2013	1H 2014	1H 2013
Local Sales	75.8	0.3	98.3	0.4
Export Sales	981.9	543.4	2,276.7	1,314.3
Sales of services	-	-	-	-
Total Sales	1,057.7	543.7	2,375.0	1,314.7
Variable Costs	741.9	350.0	1,717.0	866.6
Fixed Costs	154.1	90.9	282.2	179.7
Cost of Sales	896.0	440.9	1,999.2	1,046.3
Gross profit	161.7	102.8	375.8	268.4
Operating Expenses	37.0	51.0	82.8	73.6
Operating Profit	124.7	51.8	293.0	194.8
Non operating, net	15.9	2.3	3.3	(2.7)
Profit/(Loss) before taxes	140.6	54.1	296.3	192.1
Income tax	41.1	20.2	92.4	66.8
Net Income/Loss	99.5	33.9	203.9	125.3

TOTAL EBITDA *	262.4	154.7	537.4	395.5
EBITDA margin	24.8%	28.5%	22.6%	30.1%
EBITDA to EC GROUP**	262.4	154.7	537.4	395.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	June 30, 2014	March 31, 2014
Current Assets	1,432.7	1,413.7
Long Term Assets	2,398.2	2,377.0
Total Assets	3,830.9	3,790.7
Current Liabilities	1,191.5	1,228.8
Long Term Liabilities	231.9	238.8
Deferred taxes	-	-
Total Liabilities	1,423.4	1,467.6
Equity	2,407.5	2,323.1
Total Liabilities and Shareholders´ Equity	3,830.9	3,790.7

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30

Savia Perú:

Income Statement

US$ million	2Q 2014	2Q 2013	1H 2014	1H 2013
Local Sales	97.5	85.0	190.8	173.3
Export Sales	-	-	-	-
Sales of services	-	-	-	-
Total Sales	97.5	85.0	190.8	173.3
Variable Costs	25.5	30.7	51.4	58.5
Fixed Costs	22.2	21.7	41.0	43.6
Cost of Sales	47.7	52.4	92.4	102.1
Gross profit	49.8	32.6	98.4	71.2
Operating Expenses	15.7	21.2	30.8	37.8
Operating Profit	34.1	11.4	67.6	33.4
Profit/(Loss) before taxes	34.1	11.4	67.6	33.4
Income tax	7.8	0.2	16.8	6.0
Employee profit sharing	-	-	-	-
Deferred taxes	2.2	3.9	3.5	5.7
Minority interest	-	-	-	-
Net Income/Loss	24.1	7.3	47.3	21.7

EBITDA	55.4	34.4	106.8	76.4
EBITDA margin	57%	41%	56%	44%

Balance Sheet
US$ million	June 30, 2014	March 31, 2014
Current Assets	209.9	202.3
Long Term Assets	805.4	799.4
Total Assets	1,015.3	1,001.7
Current Liabilities	295.2	295.9
Long Term Liabilities	18.6	30.6
Deferred taxes	60.4	58.2
Total Liabilities	374.1	384.7
Equity	641.2	617.0
Total Liabilities and Shareholders´ Equity	1,015.3	1,001.7

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31

2.	Equion:

Income Statement

(COP$ Billion)	2Q 2014	2Q 2013	1H 2014	1H 2013
Local Sales	73.6	50.4	146.2	98.8
Export Sales	633.5	502.9	1,209.5	892.6
Sales of services	-	-	-	-
Total Sales	707.1	553.3	1,355.7	991.4
Variable Costs	520.5	219.2	925.2	488.0
Fixed Costs	38.0	37.5	67.1	67.7
Cost of Sales	558.5	256.7	992.3	555.7
Gross profit	148.6	296.6	363.4	435.7
Operating Expenses	11.3	7.4	34.1	24.8
Operating Profit	137.3	289.2	329.3	410.9
Non operating, net	21.1	(8.6)	73.2	12.7
Profit/(Loss) before taxes	158.4	280.6	402.5	423.6
Income tax	58.7	90.6	134.4	179.9
Employee profit sharing	-	-	-	-
Deferred taxes	-	-	-	-
Minority interest	-	-	-	-
Net Income/Loss	99.7	190.0	268.1	243.7

TOTAL EBITDA *	229.0	339.1	532.0	538.1
EBITDA margin	32.4%	61.3%	39.2%	54.3%
EBITDA to EC GROUP**	116.0	173.0	271.0	274.4

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	June 30, 2014	March 31, 2014
Current Assets	2,375.3	2,536.0
Long Term Assets	1,869.6	1,845.2
Total Assets	4,244.9	4,381.2
Current Liabilities	1,060.8	1,217.8
Long Term Liabilities	173.1	186.5
Deferred taxes	-	-
Total Liabilities	1,233.9	1,404.3
Equity	3,011.0	2,976.9
Total Liabilities and Shareholders´ Equity	4,244.9	4,381.2

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32

Refining and Petrochemical

1.	Propilco:

Sales volume (tons)	2Q 2014	2Q 2013	1H 2014	1H 2013
Polypropylene	92,286	106,521	181,015	192,522
Polypropylene marketing for COMAI	2,772	3,039	5,892	5,893
Polyethylene marketing	7,083	4,027	12,301	7,935
Total	102,141	113,587	199,208	206,350

Income Statement

(COP$ Billion)	2Q 2014	2Q 2013	1H 2014	1H 2013
Local Sales	156.5	178.3	306.2	333.5
Export Sales	224.4	195.9	459.0	355.4
Sales of services	-	-	-	-
Total Sales	380.9	374.2	765.2	688.9
Variable Costs	329.2	320.2	650.7	589.3
Fixed Costs	24.5	29.1	52.1	57.1
Cost of Sales	353.7	349.3	702.8	646.4
Gross profit	27.2	24.9	62.4	42.5
Operating Expenses	29.7	36.0	65.6	61.5
Operating Profit	(2.5)	(11.1)	(3.2)	(19.0)
Non operating, net	4.2	14.0	8.7	15.3
Profit/(Loss) before taxes	1.7	2.9	5.5	(3.7)
Income tax	1.4	0.7	2.8	1.4
Minority interest	-	-	-	-
Net Income/Loss	0.3	2.2	2.7	(5.1)

TOTAL EBITDA *	13.8	15.6	36.5	30.6
EBITDA margin	3.6%	4.2%	4.8%	4.4%
EBITDA to EC GROUP**	13.8	15.6	36.5	30.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	June 30, 2014	March 31, 2014
Current Assets	690.1	740.5
Long Term Assets	483.0	509.4
Total Assets	1,173.1	1,249.9
Current Liabilities	424.1	482.9
Long Term Liabilities	63.7	71.5
Total Liabilities	487.8	554.4
Equity	685.3	695.5
Total Liabilities and Shareholders´ Equity	1,173.1	1,249.9

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33

2.	Reficar:

Sales Volume (mbd)	2Q 2014	2Q 2013	1H 2014	1H 2013
Local	34.6	47.3	34.8	48.4
International	0.0	52.6	19.4	52.1
Total	34.6	99.9	54.2	100.5

Income Statement

(COP$ Billion)	2Q 2014	2Q 2013	1H 2014	1H 2013
Local Sales	1,040.3	915.5	1,556.2	1,928.6
Export Sales	113.3	1,002.0	737.3	1,927.1
Sales of services	-	-	-	-
Total Sales	1,153.6	1,917.5	2,293.5	3,855.7
Variable Costs	1,059.0	1,841.0	2,150.8	3,737.4
Fixed Costs	55.8	64.4	96.2	125.4
Cost of Sales	1,114.8	1,905.4	2,247.0	3,862.8
Gross profit	38.8	12.1	46.5	(7.1)
Operating Expenses	135.0	43.8	195.0	102.9
Operating Profit	(96.2)	(31.7)	(148.5)	(110.0)
Non Operating income	155.5	72.2	207.2	93.9
Non Operating expenses	(189.0)	(85.9)	(246.1)	(146.6)
Profit/(Loss) before taxes	(129.7)	(45.4)	(187.4)	(162.7)
Income tax	1.3	0.6	2.0	1.2
Minority interest	-	-	-	-
Net Income/Loss	(131.0)	(46.0)	(189.4)	(163.9)

TOTAL EBITDA*	(88.1)	(6.50)	(81.40)	(48.40)
EBITDA margin	(7.6)%	(0.3)%	(3.5)%	(1.3)%
EBITDA to EC GROUP**	(88.1)	(6.5)	(81.4)	(48.4)

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet

COP$ Billion	June 30, 2014	March 31, 2014
Current Assets	1,524.4	1,472.8
Long Term Assets	14,361.7	13,964.4
Total Assets	15,886.1	15,437.2
Current Liabilities	997.7	971.0
Long Term Liabilities	9,005.5	9,576.1
Total Liabilities	10,003.2	10,547.1
Equity	5,882.9	4,890.1
Total Liabilities and Shareholders´ Equity	15,886.1	15,437.2

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34

Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Income Statement

(COP$ Billion)	2Q 2014	2Q 2013	1H 2014
Sales of services	734.3	635.9	1,480.8
Total Sales	734.3	635.9	1,480.8
Variable Costs	26.1	14.8	54.2
Fixed Costs	580.2	440.9	1,008.1
Cost of Sales	606.3	455.7	1,062.3
Gross profit	128.0	180.2	418.5
Operating Expenses	91.8	73.8	113.8
Operating Profit	36.2	106.4	304.7
Non operating, net	387.3	214.5	782.6
Profit/(Loss) before taxes	423.5	320.9	1,087.3
Income tax	75.8	31.5	146.6
Minority interest	-	-	-
Net Income/Loss	347.7	289.4	940.7

TOTAL EBITDA *	294.7	85.0	552.9
EBITDA margin	40.1%	13.4%	37.3%
EBITDA to EC GROUP**	294.7	85.0	552.9

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	June 30, 2014	March 31, 2014
Current Assets	772.0	1,218.9
Long Term Assets	21,619.6	20,810.3
Total Assets	22,391.6	22,029.2
Current Liabilities	1,602.8	1,932.0
Long Term Liabilities	144.2	132.3
Total Liabilities	1,747.0	2,064.3
Equity	20,644.6	19,964.9
Total Liabilities and Shareholders´ Equity	22,391.6	22,029.2

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

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Biofuels

1.	Ecodiesel

Sales volume (mboed)	2Q 2014	2Q 2013	1H 2014	1H 2013
Biodiesel	2.3	2.2	2.3	2.1
Glycerin	0.2	0.2	0.2	0.2
Total	2.5	2.4	2.5	2.3

Income Statement

(COP$ Billion)	2Q 2014	2Q 2013	1H 2014	1H 2013
Domestic sales	82.8	71.2	161.0	137.4
Sales of services	-	-	-	-
Total Sales	82.8	71.2	161.0	137.4
Variable Costs	71.8	60.2	138.5	115.7
Fixed Costs	-	-	-	-
Cost of Sales	71.8	60.2	138.5	115.7
Gross profit	11.0	11.0	22.5	21.7
Operating Expenses	2.7	2.8	5.5	5.0
Operating Profit	8.3	8.2	17.0	16.7
Non operating, net	(0.7)	(1.6)	(1.1)	(2.9)
Profit/(Loss) before taxes	7.6	6.6	15.9	13.8
Income tax	1.2	0.3	2.6	0.6
Minority interest	(8.3)	-	-	-
Net Income	6.4	6.3	13.3	13.2

EBITDA	9.7	10.2	19.9	19.9
EBITDA margin	12%	14%	12%	14%

Balance Sheet

COP$ Billion	June 30, 2014	March 31, 2014
Current Assets	60.2	68.2
Long Term Assets	88.1	89.0
Total Assets	148.3	157.2
Current Liabilities	52.4	55.5
Long Term Liabilities	27.1	29.9
Total Liabilities	79.5	85.4
Equity	68.8	71.8
Total Liabilities and Shareholders' Equity	148.3	157.2

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

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